UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of December 2022

Commission file number: 001-41334

SaverOne 2014 Ltd.

(Translation of registrant’s name into English)

Em Hamoshavot Rd. 94

Petah Tikvah, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7): ☐

CONTENTS

On December 11, 2022, SaverOne 2014 Ltd. (the “Company”) entered into a definitive securities purchase agreement (the “Purchase Agreement”) with an accredited investor (the “Purchaser”), pursuant to which the Company agreed to sell to the Purchaser an aggregate of 809,061 American Depositary Shares (“ADSs”), each ADS representing five ordinary shares, par value NIS 0.01, of the Company, at a purchase price of $1.854 per ADS (the “Offering”). Aggregate gross proceeds from the Offering are expected to be approximately $1.5 million. The closing of the Offering is expected to occur the week of December 12, 2022 (the “Closing Date”), subject to customary closing conditions.

In connection with the Offering and pursuant to the Purchase Agreement, the Company also granted registration rights (the “Registration Rights) to the Purchaser. Pursuant to the Registration Rights, the Company agreed to file a registration statement (the “Registration Statement”) with the Securities and Exchange Commission (the “SEC”) as soon as reasonably practicable to register the resale of the ADSs, and to cause such Registration Statement to be declared effective within 45 days of the Closing Date (the “Effectiveness Date”). If the Registration Statement is not declared effective by the SEC by the Effectiveness Date, subject to certain permitted exceptions, the Company will be required to pay liquidated damages to the Purchaser.

The Purchase Agreement contains customary representations and warranties, agreements and obligations, conditions to closing and termination provisions. The representations, warranties and covenants contained in the Purchase Agreement were made only for purposes of such agreement and as of specific dates, were solely for the benefit of the parties to the Purchase Agreement, and may be subject to limitations agreed upon by the contracting parties.

The ADSs and underlying ordinary shares are being offered and sold pursuant to an exemption from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”) under Section 4(a)(2) of the Securities Act and Rule 506 of Regulation D promulgated thereunder. The Purchaser has represented that it is an accredited investor, as that term is defined in Regulation D, and has acquired the ADSs for its own account for investment and not with a view toward the resale or distribution thereof. The offer and sale of the foregoing securities is being made without any form of general solicitation or advertising. The ADSs and underlying ordinary shares have not been registered under the Securities Act or applicable state securities laws. Accordingly, the ADSs and underlying ordinary shares may not be offered or sold in the United States except pursuant to an effective registration statement or an applicable exemption from the registration requirements of the Securities Act and such applicable state securities laws.

This Report shall not constitute an offer to sell or the solicitation to buy nor shall there be any sale of the ADSs in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

The foregoing summary of the material terms of the Purchase Agreement is not complete and is qualified in its entirety by reference to the full text thereof, a copy of which is filed herewith as Exhibit 10.1 and incorporated by reference herein.

On December 12, 2022, the Company issued a press release announcing it had entered into the Purchase Agreement with the Purchaser. A copy of the press release is attached hereto as Exhibit 99.1 and incorporated herein by reference.

Warning Concerning Forward Looking Statements

This Report of Foreign Private Issuer on Form 6-K contains statements which constitute forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. These forward looking statements are based upon the Company’s present intent, beliefs or expectations, but forward looking statements are not guaranteed to occur and may not occur for various reasons, including some reasons which are beyond the Company’s control. For example, this Report states that the offering is expected to close the week of December 12, 2022. In fact, the closing of the offering is subject to various conditions and contingencies as are customary in securities purchase agreements in the United States. If these conditions are not satisfied or the specified contingencies do not occur, this offering may not close. For this reason, among others, you should not place undue reliance upon the Company’s forward looking statements. Except as required by law, the Company undertakes no obligation to revise or update any forward looking statements in order to reflect any event or circumstance that may arise after the date of this Report.

EXHIBIT INDEX

Exhibit No.
10.1	Form of Securities Purchase Agreement by and between SaverOne 2014 Ltd. and the purchasers identified on the signature pages thereto.
99.1	Press Release dated December 12, 2022.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SaverOne 2014 Ltd.

Date: December 12, 2022	By:	/s/ Tony Klein
		Name:	Tony Klein
		Title:	Chief Financial Officer

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